UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C.  20549

                                    SCHEDULE 13D




                       Under the Securities Exchange Act of 1934
                                  (Amendment No. __)






                            SCIENCE MANAGEMENT CORPORATION
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                                   (Name of Issuer)

                         Common Stock par value $.10 per share
                      Preferred Stock, par value $1.00 per share
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                            (Title of Class of Securities)

                     808638209 (common) and 808638308 (preferred)
          --------------------------------------------------------------
                                    (CUSIP Number)


                                    James C. Dobbs
                          Vice President and General Counsel
                                     Versar, Inc.
                                  6850 Versar Center
                                Springfield, VA  22151
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               (Name, Address and Telephone Number of Person Authorized
                        to Receive Notices and Communications)


                                      May 2, 1997
          ---------------------------------------------------------------
               (Date of Event which Requires Filing of this Statement)





If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box .

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on the form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                                     SCHEDULE 13D

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CUSIP No. 808638209 (Common)   808638308 (Preferred)

1.  NAME OR REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Versar, Inc.  54-0852979

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

    (A)
    (B)

3.  SEC USE ONLY

4.  SOURCE OF FUNDS

    BK and WC

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

    ----

6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

          7.  SOLE VOTING POWER

              1,070,000 common shares; 1,750,000 preferred shares

          8.  SHARED VOTING POWER

          9.  SOLE DISPOSITIVE POWER

              1,070,000 common shares; 1,750,000 preferred shares

         10.  SHARED DISPOSITIVE POWER

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,420,000 shares common (including call option for 350,000 shares) 1,750,000 shares preferred

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

     ----

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     71% common
     100% preferred

14.  TYPE OF REPORTING PERSON

     Corporation
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                         SEE INSTRUCTIONS BEFORE FILLING OUT!

SEC 1746 (9-88) 2 of 7

         Item 1.  Security and Issuer.

     This Report relates to the common stock, par value $.10 per share, and preferred stock, par value $1.00 per share, of Science Management Corporation, a Delaware corporation. The address of the Issuer's principal executive office is 721 Routes 202/206, Bridgewater, NJ 08807.

         Item 2.  Identity and Background.

         The Reporting Person is a Corporation.

         (a)         Name: Versar, Inc.
         (b)         Business Address: 6850 Versar Center, Springfield,
                     Virginia 22151.
         (c)         Principal Business: environmental consulting and
                     engineering firm
         (d) & (e)   Neither the Reporting Person nor any of its executive
                     officers or directors have, during the past five years
                     (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree of final order in joining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

         Item 3.     Source and Amount of Funds or Other Consideration.

         $2,000,000 of the funds used to purchase the securities reported herein was borrowed by the Reporting Person, in the ordinary course of business, from NationsBank, N.A. and represented by a secured promissory note bearing interest at thirty day LIBOR plus 250 basis points or prime, whichever is less. The Reporting Person's working capital provided the remaining $870,000.

         Item 4.     Purpose of Transaction.

         The Reporting Person purchased the securities reported herein through a negotiated transaction between the prior holder of such securities, Imperial Capital Worldwide Partners, L.P., and the Issuer. In connection with the acquisition, the following persons associated with the Reporting Person were elected to the Board of Directors of the Issuer:

         Benjamin M. Rawls
         Lawrence W. Sinnott
         James C. Dobbs

Pursuant to such acquisition, the Reporting Person has gained control of the Issuer and currently intends to propose to the Board of Directors of the Issuer a merger of the Issuer into a wholly-owned subsidiary of the Reporting Person. If such merger is approved by the Board of Directors of the Issuer and effected in accordance with the laws of the State of Delaware, all remaining outstanding shares of the Issuer will be exchanged for shares of common stock of the Reporting Person, the Reporting Person will acquire 100% ownership of all outstanding securities of the Issuer, and the Issuer will become a wholly-owned subsidiary of the Reporting Person.

         Further, the Reporting Person has agreed to propose such merger pursuant to an Agreement to Merge dated April 30, 1997 between the Reporting Person and James A. Skidmore, Jr. and Marion G. Hilferty (plaintiffs in a suit versus Imperial Capital and its affiliates). In connection with such Agreement to Merge, Mr. Skidmore, Ms. Hilferty and Frank S. Rathgeber (holding in the aggregate 15% of the outstanding common stock of Issuer) have agreed to vote in favor of such merger.

         The Reporting Person currently does not contemplate any other material change in the Issuer's business or corporate structure.

         Item 5.  Interest in the Securities of the Issuer.

         The Reporting Person has acquired 1,070,000 shares of common stock, 1,750,000 shares of preferred stock and a call option to purchase 350,000 shares of common stock of the Issuer pro rata from all other stockholders.
As a result of such ownership, the Reporting Person has beneficial ownership with respect to 71% of the outstanding common stock and 100% of the outstanding preferred stock of the Issuer. All such shares are held with sole voting power and sole dispositive power; provided, that the shares with respect to which the Reporting Person holds a call option are subject to voting and disposition by the current beneficial owner of those shares. Other than the acquisition reported pursuant to this Report, the Reporting Person has not engaged in any transactions in any securities of the Issuer. The Reporting Person is not a member of any group.

         Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         Other than the call option acquired by the Reporting Person giving the Reporting Person the right to purchase 350,000 shares of common stock from all other stockholders on a pro rata basis and the voting agreements described under Item 4 above, there are no contracts, arrangements, understandings or relationships requiring disclosure pursuant to this Item 6.

         Item 7.  Material to be Filed as Exhibits.

         The following documents are filed as exhibits:

         (i) Promissory Note with NationsBank with respect to the funding of the acquisition.

         (ii) Agreement to Merge between the Reporting Person James A. Skidmore, Jr. and Marion G. Hilferty dated May 2, 1997.

         (iii) Form of Lock-up Agreement executed by James A. Skidmore, Marion G. Hilferty and Frank S. Rathgeber.

                                       SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

                                                    VERSAR, INC.
                                      -----------------------------------------



                                      By:  /s/ James C. Dobbs
                                         --------------------------------------
                                           James C. Dobbs
                                           Vice President


Date:  May 30, 1997

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